# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Idaho Copper Corp, CIK 0001263364
CUSIP: 481159101
Title of class of securities: Common Shares, par value $0.001
Address of issuer's principal executive offices: 800 W. Main Street, Suite 1460, Boise, Idaho (ID), 83702
Date of event which requires filing of this statement: 11/05/2024
Filed by CIK 0002051193
Persons authorized to receive notices and communications: Daniel M. Miller, 1095 West Pender Street, Suite 855, Vancouver, British Columbia Canada (A1), V6E 2M6, (604) 687-5151

## Reporting persons
- International Energy & Mineral Resources Investment (Hong Kong) Co Ltd (CIK 0002051193): type of reporting person: corporation (CO); citizenship or place of organization: Hong Kong (K3); source of funds: other (OO); sole voting power 121,468,700; shared voting power 0; sole dispositive power 121,468,700; shared dispositive power 0; aggregate amount beneficially owned 121,468,700 (48.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares, par value $0.001
Name of issuer: Idaho Copper Corp
Address of issuer's principal executive offices: 800 W. Main Street, Suite 1460, Boise, Idaho (ID), 83702

## Item 2. Identity and Background
Name of person filing: International Energy & Mineral Resources Investment (Hong Kong) Company Limited ("Reporting Person")
Residence or business address:
Suite 700, 595 Burrard Street
Vancouver, British Columbia V7X 1S8 Canada
Present principal occupation or employment: The Reporging Person is engaged in the business of investment.
Criminal convictions in the last five years: The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Hong Kong

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: OO - See Item 4

## Item 4. Purpose of Transaction
Purpose of transaction:
On October 15, 2004, Mosquito Mining Corporation ("Mosquito") was incorporated in the State of Nevada by, and as a wholly owned subsidiary of, Multi-Metal Development Limited ("MMDC"), a Canadian corporation whose common shares are listed on the TSX Venture Exchange. Mosquito was also previously known as Mosquito Consolidated Gold Mines Ltd. and American CuMo Mining Corporation, In February 2013, MMDC reincorporated Mosquito as Idaho CuMo Mining Corp. ("ICUMO"). in the State of Idaho. In 2013, ICUMO acquired title to all the patented lode mining claims in a mining project located in Boise County, Idaho (the "CuMo Project") and in 2017, MMDC arranged contractually for ICUMO to acquire all of the rights, titles, and interests in and to the remaining CuMo Project mining claims, such claims as further described below. The CuMo Project is the only mining project in which ICUMO has any interests.

On January 23, 2023, the Issuer entered into a share exchange agreement (the "Exchange") whereby ICUMO shareholders transferred all of the issued and outstanding shares of common stock of ICUMO to the Issuer in exchange for 182,240,000 Shares of the Issuer, which number was based on a 1.34 exchange ratio. As a result of the Exchange, ICUMO became a wholly owned subsidiary of the Issuer.

In connection with the Exchange, the Issuer entered into lock-up agreements dated December 21, 2022, as amended as of March 30, 2024 (together, the "Lock-Up Agreement"), with certain majority shareholders of ICUMO, including MMDC, which held 121,468,700 Shares of the Issuer following the Exchange. The Lock-up Agreement provides that the Shares issued to MMDC in connection with the Exchange are subject to two separate lock-up periods pertaining to 6,468,700 Shares ("Tranche 1") and 115,000,000 Shares ("Tranche 2"). The Tranche 1 lock-up period commences on March 30, 2024, to the greater of either (i) July 1, 2026, or (ii) if the common stock of the Issuer is listed on a U.S. national exchange before July 1, 2026, then six (6) months after such listing. The Tranche 2 lock-up commences on March 30, 2024, to the greater of either (i) July 1, 2026, or (ii) if the common stock of the Issuer is listed on a U.S. national exchange before July 1, 2026, then twelve (12) months after such listing. The Lock-Up Agreement will terminate upon certain corporate events and transactions, and also provides for certain limited permitted transfers where the recipient takes the Shares subject to the restrictions in the Lock-Up Agreement. At the end of the lock-up period, the Shares issued to MMDC in connection with the Exchange are further subject to a one-year leak-out restriction for public resales of five percent of the trailing ten (10) day average trading volume of the Issuer's common stock.

In 2023, the Reporting Person obtained a judgment from the British Columbia Supreme Court against MMDC (the "Judgment"). On December 29, 2023, the District Court for the Fourth Judicial District of Idaho issued a writ of execution to the sheriff of Ada County, Idaho, demanding satisfaction of the Judgment through the sale of personal property of MMDC. On April 2, 2024, the Reporting Person, as the sole bidder purchased all of the Shares of the Issuer held by MMDC at a public sheriff's sale in Ada County, Idaho.

On November 7, 2024, the Reporting Person received a summary of account holdings from V Stock Transfer, the Issuer's transfer agent, dated November 7, 2024, reflecting 121,468,700 Shares of the Issuer in the Reporting Person's name. The Issuer has not recognized or acknowledged the Reporting Person as a less than 5% shareholder.

The Reporting Person has no present plans or proposals regarding the acquisition or disposition of securities of the Issuer outside of the ordinary course of business that would result in an extraordinary corporate transaction, a sale or transfer of material assets of the Issuer or its subsidiaries, a change in the current board of directors or management of the Issuer, including the number or term of existing directors or to fill any vacancies on the board of directors of the Issuer, any material change in the present capitalization or dividend policy of the Issuer, any other material change in the Issuer's business or corporate structure, any changes to the Issuer's charter, bylaws or instruments corresponding thereto or any other actions which may impede the acquisition of control of the Issuer by any person, any action to cause a class of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, any action resulting in eligibility for termination of registration of the Issuer's securities pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, or any other similar action.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 48.60%
Number of shares as to which each person has sole or shared power to vote or dispose: 121,468,700
Transactions in the class effected during the past sixty days: See Item 4
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Lock-Up Agreement dated January 23, 2023, as amended as of March 30, 2024

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 10.1 Share Exchange Agreement dated January 23, 2023 (incorporated by reference to Exhibit 2.1 to Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 27, 2023)

Exhibit 10.2 Form of Lock-Up Agreement (incorporated by reference to Exhibit 4.6 to Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on January 27, 2023)

Exhibit 10.3 First Amendment to Lock-Up/Leak-Out Agreement dated March 30, 2024

## Signatures
- International Energy & Mineral Resources Investment (Hong Kong) Co Ltd: /s/ Hongxue Fu, Hongxue Fu, Director (04/05/2025)